1. Name and Address of Reporting Person
   Gannon, Robert P.
   130 N Main Street
   Butte, MT 59701
   USA
2. Issuer Name and Ticker or Trading Symbol
   Touch America Holdings, Inc.
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   12/2002
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   COB, President & CEO
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   |         +-----------+---+----------+   Year       |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |         |Amount     |A/D|Price     |              |   (I)     |   ship     |
+------------------------------+----------+----------+---------+-----------+---+----------+--------------+-----------+------------+
Common Stock                                                                               13557.229      D
Common Stock                                                                               20460.991 <F1> I           BY TTEE RET &
                                                                                                                      SAV PLAN
                                                                                                                      (401K)
Common Stock                                                                               39338.691      I           HELD BY
                                                                                                                      SPOUSE
Common Stock                                                                               75             I           HELD BY SON
Common Stock                                                                               125            I           HELD BY
                                                                                                                      DAUGHTER

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   |Day/   |Day/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|at End |direct |Owner-|
|Security  |Security|Year)  |Year)  |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |of Year|(I)    |ship  |
+----------+--------+-------+-------+---------+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $2.48    07/02/2         A         40000       07/02/2003 07/02/2012 Common  400000   $2.4800    400000  D
Options              002                       0                                 Stock                       <F2>
(Right to
buy)
Stock       $19.1719                                                  09/01/2008 Common                      84000   D
Options                                                                          Stock                       <F3>
(Right to
buy)
Stock       $27.5625                                                  10/25/2009 Common                      130800  D
Options                                                                          Stock                       <F4>
(Right to
buy)
Stock       $32.5                                                     08/21/2010 Common                      107100  D
Options                                                                          Stock                       <F5>
(Right to
buy)
Stock       $35.3594                                                  06/21/2009 Common                      84000   D
Options                                                                          Stock                       <F6>
(Right to
buy)
Stock       $38.6875                                                  06/26/2010 Common                      84000   D
Options                                                                          Stock                       <F7>
(Right to
buy)

Explanation of Responses:

<F1>
Includes 1,472.9159 shares acquired under the Retirement and Savings Plan (401K) since December 2001.
<F2>
Vesting begins with 25% or 100,000 shares on first year anniversary, 25% or 100,000 shares on second year anniversary, and 50% or 200,000 shares at expiration date of related employment agreement.
<F3>
Exercisable 09/01/2000.
<F4>
55,500 shares became exercisable on 10/25/01, 75,300 became exercisable on 2/15/02.
<F5>
The option is first exercisable on 8/21/2008, except certain performance measures allow for "Early Vesting".
<F6>
Exercisable 06/21/2001.
<F7>
Exercisable 06/26/2002.

SIGNATURE OF REPORTING PERSON
/s/ Robert P. Gannon

DATE
02/13/2003